     EXHIBIT 99.1
SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Financial Statements
(Unaudited)
June 30, 2008
(With Independent Accountants’ Review Report Thereon)

Independent Accountants’ Review Report

Non-Consolidated Balance Sheets
Non-Consolidated Statements of Income
Non-Consolidated Statements of Changes in Stockholders’ Equity
Non-Consolidated Statements of Cash Flows
Notes to Non-Consolidated Financial Statements

KPMG Samjong Accounting Corp.

10th Floor, GangNam Finance Tower, 737 Yeoksam-dong Gangnam-gu, Seoul 135-984 Republic of Korea	Tel. 82-2-2112-0100 Fax. 82-2-2112-0101 www.kr.kpmg.com
Independent Accountants’ Review Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have reviewed the accompanying non-consolidated balance sheet of Shinhan Financial Group Co., Ltd. (the “Company”) as of June 30, 2008 and the related non-consolidated statements of income for the three month and six month periods ended June 30, 2008 and 2007 and statements of changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2008 and 2007. These non-consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review.
We conducted our reviews in accordance with the Review Standards for Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. These Standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review consists principally of inquiries of company personnel and analytical procedures applied to financial data and, thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our reviews, nothing has come to our attention that causes us to believe that the non-consolidated financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.
The non-consolidated balance sheet of the Company as of December 31, 2007 and the related non-consolidated statement of income, appropriation of retained earnings, statement of changes in stockholders’ equity and cash flow for the year then ended, which are not accompanying this report were audited by us and our report thereon, dated February 14, 2008 expressed an unqualified opinion. The accompanying non-consolidated balance sheet of the Company as of December 31, 2007, presented for comparative purposes, is not different from that audited by us in all material respects.
The accompanying non-consolidated financial statements have been translated into United States dollars solely for the convenience of the reader. We have reviewed the translation and, nothing has come to our attention to suggest that the non-consolidated financial statements expressed in Korean Won have not been translated into dollars on the basis set forth in note 2(b) to the non-consolidated financial statements.
The following matters may be helpful to the readers in their understanding of the financial statements:

As discussed in note 2(a) to the non-consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such non-consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and review standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
July 25, 2008

This report is effective as of July 25, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Balance Sheets
June 30, 2008 and December 31, 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Assets

Cash and due from banks (note 11)	~~W~~	500,100	131,994	$479,298	126,504
Equity method investment securities (note 3)		22,700,276	23,743,620	21,756,063	22,756,009
Loans, net of allowance for loan losses (notes 5, 11 and 24)		2,044,725	1,407,925	1,959,675	1,349,363
Property and equipment, net (note 6)		1,647	528	1,578	506
Other assets (notes 7 and 11)		42,190	43,461	40,435	41,653

Total assets	~~W~~	25,288,938	25,327,528	$24,237,049	24,274,035

Liabilities and Stockholders’ equity

Liabilities:

Borrowings (note 8)	~~W~~	125,000	1,255,000	$119,801	1,202,799
Debentures (note 9)		6,627,612	6,038,253	6,351,938	5,787,093
Retirement and severance benefits		1,290	714	1,236	684
Other liabilities (notes 10, 11 and 15)		62,951	55,760	60,331	53,440

Total liabilities		6,816,853	7,349,727	6,533,306	7,044,016

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 13)

Common stock		1,980,998	1,980,998	1,898,599	1,898,599

Authorized — 1,000,000,000 shares
Issued and outstanding — 396,199,587 shares in 2008 and 2007
Redeemable and convertible preferred stock		481,475	481,475	461,448	461,448
Issued and outstanding — 74,161,377 shares in 2008 and 2007
Capital surplus		9,032,572	9,032,572	8,656,864	8,656,864
Retained earnings (note 14)		6,215,895	5,418,683	5,957,346	5,193,294
Capital adjustments		(413,460)	(413,189)	(396,262)	(396,002)
Accumulated other comprehensive income (notes 3 and 19)		1,174,605	1,477,262	1,125,748	1,415,816

Total stockholders’ equity		18,472,085	17,977,801	17,703,743	17,230,019

Commitment and contingencies (note 12)

Total liabilities and stockholders’ equity	~~W~~	25,288,938	25,327,528	$24,237,049	24,274,035

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Income
For the three-month and six-month periods ended June 30, 2008 and 2007
(In millions of Won and thousands of U.S. dollars, except earnings per share)

						U.S. dollars (note 2)
						Three month	Six month
	Won					period	period
	Three month period			Six month period		ended	ended
	ended June 30,			ended June 30,		June 30,	June 30,
	2008		2007	2008	2007	2008	2008
Operating revenue:

Equity from earnings of equity method investment securities (notes 3 and 23)	~~W~~	794,074	769,956	1,501,982	1,720,137	$761,045	1,439,507
Interest income (note 11)		34,507	16,749	61,506	78,743	33,072	58,948
Gain on foreign currency transaction		—	657	—	92	—	—
Royalty		67,775	—	67,775	—	64,956	64,956
Other		—	—	—	300	—	—

		896,356	787,362	1,631,263	1,799,272	859,073	1,563,411

Operating expense:

Equity from loss of equity method investment securities (notes 3 and 23)		1,733	4,979	4,280	2,888	1,661	4,102
Interest expense		90,076	79,891	189,864	142,538	86,329	181,968
Loss from foreign currency transaction		—	657	—	93	—	—
Fees and commission		30	77	90	97	29	86
General and administrative expenses (notes 11 and 16)		13,510	15,464	25,667	30,179	12,948	24,599

		105,349	101,068	219,901	175,795	100,967	210,755

Operating income		791,007	686,294	1,411,362	1,623,477	758,106	1,352,656
Non-operating income, net		270	302	270	302	259	259

Income before income taxes		791,277	686,596	1,411,632	1,623,779	758,365	1,352,915
Income tax benefits (note 17)		—	—	—	(22,662)	—	—
Net income	~~W~~	791,277	686,596	1,411,632	1,646,441	$758,365	1,352,915

Earnings per share in Won and U.S. dollars (note 18)	~~W~~	1,822	1,633	3,213	4,047	$1,746	3,079
Diluted earnings per share in Won and U.S. dollars (note 18)	~~W~~	1,772	1,585	3,014	3,937	$1,698	2,889

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity
For the six month periods ended June 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated other						Accumulated other
	Capital		Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,360,082	44,491	1,398,235	3,387,960	11,361,526	$2,080,466	4,178,725	42,640	1,340,076	3,247,039	10,888,946
Cumulative effect for accounting changes		—	206,154	(328,121)	(74,902)	196,869	—	—	197,579	(314,473)	(71,786)	188,680	—

		2,170,758	4,566,236	(283,630)	1,323,333	3,584,829	11,361,526	2,080,466	4,376,304	(271,833)	1,268,290	3,435,719	10,888,946
Dividends paid		—	—	—	—	(392,238)	(392,238)	—	—	—	—	(375,923)	(375,923)
Preferred stock issued		218,555	3,517,683	—	—	—	3,736,238	209,464	3,371,366	—	—	—	3,580,830
Net income		—	—	—	—	1,646,441	1,646,441	—	—	—	—	1,577,958	1,577,958
Changes in retained earnings of subsidiaries		—	—	—	—	233	233	—	—	—	—	223	223
Disposition of treasury stock by subsidiary		—	177,619	161,504	—	—	339,123	—	170,231	154,786	—	—	325,017
Changes in unrealized holding gain(loss) on equity method investment securities		—	—	—	46,747	—	46,747	—	—	—	44,803	—	44,803
Share-based compensation expense		—	—	(44,491)	—	—	(44,491)	—	—	(42,640)	—	—	(42,640)
Changes in other capital adjustment on equity method investment securities		—	—	(2,425)	—	—	(2,425)	—	—	(2,324)	—	—	(2,324)

Balance at June 30, 2007	~~W~~	2,389,313	8,261,538	(169,042)	1,370,080	4,839,265	16,691,154	$2,289,930	7,917,901	(162,011)	1,313,093	4,637,977	15,996,890

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
					Accumulated other						Accumulated other
	Capital		Capital	Capital	comprehensive	Retained		Capital	Capital	Capital	comprehensive	Retained
	stock		surplus	adjustments	income	earnings	Total	stock	surplus	adjustments	income	earnings	Total
Balance at January 1, 2008	~~W~~	2,462,473	8,648,799	—	1,644,715	5,221,814	17,977,801	$2,360,047	8,289,054	—	1,576,303	5,004,614	17,230,018
Cumulative effect for accounting changes		—	383,773	(413,189)	(167,453)	196,869	—	—	367,810	(396,002)	(160,488)	188,680	—

		2,462,473	9,032,572	(413,189)	1,477,262	5,418,683	17,977,801	2,360,047	8,656,864	(396,002)	1,415,815	5,193,294	17,230,018
Dividends paid		—	—	—	—	(620,442)	(620,442)	—	—	—	—	(594,635)	(594,635)
Net income		—	—	—	—	1,411,632	1,411,632	—	—	—	—	1,352,915	1,352,915
Changes in retained earnings of subsidiaries		—	—	—	—	6,022	6,022	—	—	—	—	5,772	5,772
Changes in unrealized holding gain(loss) on equity method investment securities		—	—	—	(302,657)	—	(302,657)	—	—	—	(290,067)	—	(290,067)
Changes in other capital adjustment on equity method investment securities		—	—	(271)	—	—	(271)	—	—	(260)	—	—	(260)

Balance at June 30, 2008	~~W~~	2,462,473	9,032,572	(413,460)	1,174,605	6,215,895	18,472,085	$2,360,047	8,656,864	(396,262)	1,125,748	5,957,346	17,703,743

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash flows from operating activities:

Net income	~~W~~	1,411,632	1,646,441	$1,352,915	1,577,958

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation		236	193	226	185
Amortization		148	151	142	145
Provision for (reversal of) allowance for loan losses		3,200	(300)	3,067	(288)
Provision for retirement and severance benefits		252	424	242	406
Equity from earnings of equity method investment securities, net		(1,497,702)	(1,717,249)	(1,435,405)	(1,645,820)
Stock compensation costs		(3,538)	26	(3,391)	25
Dividends received from equity method investment securities		1,331,848	494,590	1,276,450	474,018
Other, net		2,431	1,892	2,330	1,813
Changes in assets and liabilities:
Decrease (increase) in other assets		13,675	(33,523)	13,106	(32,129)
Increase in other liabilities		10,452	12,896	10,017	12,360
Retirement and severance benefits paid		(238)	(478)	(228)	(458)
Decrease in deposit for severance benefit insurance		259	285	248	273

Net cash provided by operating activities		1,272,655	405,348	1,219,719	388,488

Cash flows from investing activities:

Cash provided by investing activities:

Decrease in equity method investment securities		900,283	—	862,836	—
Collection of loans		165,000	214,996	158,137	206,053
Decrease in property and equipment		—	25	—	24
Decrease in other assets		1,094	—	1,048	—

		1,066,377	215,021	1,022,021	206,077

Cash used in investing activities:

Purchase of equity method investment securities		—	(6,671,046)	—	(6,393,565)
Loans granted		(805,000)	(155,000)	(771,516)	(148,553)
Purchase of property and equipment		(1,355)	(128)	(1,299)	(123)
Increase in other assets		(1,637)	(159)	(1,569)	(153)

		(807,992)	(6,826,333)	(774,384)	(6,542,394)

Net cash provided by (used in) investing activities		258,385	(6,611,312)	247,637	(6,336,317)

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Non-Consolidated Statements of Cash Flows, Continued
For the six-month periods ended June 30, 2008 and 2007
(Unaudited)
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2008		2007	2008	2007
Cash flows from financing activities:

Cash provided by financing activities:

Proceeds from borrowings		5,000	1,408,000	4,792	1,349,435
Proceeds from issuance of debentures		800,000	2,650,000	766,724	2,539,774
Proceeds from issuance of preferred stock		—	3,749,962	—	3,593,983

		805,000	7,807,962	771,516	7,483,192

Cash used in financing activities:

Repayment of borrowings		(1,135,000)	(257,996)	(1,087,790)	(247,265)
Repayment of debentures		(210,000)	(170,000)	(201,265)	(162,929)
Debentures issuance cost paid		(3,071)	(7,038)	(2,943)	(6,744)
Dividends paid		(619,863)	(391,666)	(594,080)	(375,375)
Stock issuance cost paid		—	(13,724)	—	(13,153)

		(1,967,934)	(840,424)	(1,886,078)	(805,466)

Net cash provided by (used in) financing activities		(1,162,934)	6,967,538	(1,114,562)	6,677,726

Net increase in cash and due from banks		368,106	761,574	352,794	729,897

Cash and due from banks at beginning of period		131,994	468,561	126,504	449,071

Cash and due from banks at end of period	~~W~~	500,100	1,230,135	$479,298	1,178,968

See accompanying notes to non-consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(1) General Description of the Company
Shinhan Financial Group Co., Ltd. (the “Company”) was incorporated on September 1, 2001 through a business combination involving exchange of the Company’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd.. The Company was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliate companies. The Company’s shares were listed on the Korea Exchange on September 10, 2001.
On September 16, 2003, the Company’s American depository shares were listed on the New York Stock Exchange.
As of June 30, 2008, the Company had 12 subsidiaries accounted for under the equity method (including joint ventures), and its capital stock consisted of ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock.
Details of its subsidiaries were as follows:
(a)	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

On April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank. The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006.

As of June 30, 2008, Shinhan Bank operated through 920 domestic branches, 104 depository offices and 10 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, the Company acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company. Subsequently, the Company acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(1) General Description of the Company, Continued
(b)	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), Continued

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, SHC Management Co., Ltd., a wholly owned subsidiary of the Company, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of June 30, 2008, Shinhan Card had 90 branches, approximately 2.21 million merchants in its network, 13.68 million active credit card holders, and its capital stock amounted to ~~W~~626,847 million.

(c)	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services. As of June 30, 2008, it operated through 87 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

(d)	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of June 30, 2008, Shinhan Life Insurance operated through 133 branches and its capital stock amounted to ~~W~~200,000 million.

(e)	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd.. Shinhan Capital’s capital stock as of June 30, 2008 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

(f)	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust services and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of June 30, 2008 amounted to ~~W~~77,644 million.

(g)	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in debt collection services and credit research. Shinhan Credit Information’s capital stock as of June 30, 2008 amounted to ~~W~~3,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(1)  General Description of the Company, Continued
(h)	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of June 30, 2008 amounted to ~~W~~10,000 million.

(i)	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in the business of investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002, with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of June 30, 2008 amounted to ~~W~~40,000 million.

(j)	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in the insurance business and other related business under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of June 30, 2008 amounted to ~~W~~30,000 million.

(k)	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in the business of financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of June 30, 2008 amounted to ~~W~~1,000 million.

(l)	SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)

SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Former Shinhan Card Co., Ltd. was principally engaged in credit card services, factoring, consumer loans and installment financing. However as noted above, effective October 1, 2007, former Shinhan Card Co., Ltd. transferred all assets, liabilities and operations to former LG Card Co., Ltd.. As a result of this business transfer, former LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd changed its name to SHC Management Co., Ltd. (“SHC Management”). SHC Management is expected to liquidate. SHC Management’s capital stock as of June 30, 2008 amounted to ~~W~~6,000 million.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(1)  General Description, Continued
Details of ownership as of June 30, 2008 and December 31, 2007 were as follows:

		2008		2007
			Ownership		Ownership
		Number of	percentage	Number of	percentage
Investor	Investee	shares	(%)	shares	(%)

Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
	Shinhan Card	125,369,403	100.0	125,369,403	100.0
	Good Morning Shinhan Securities	259,399,664	100.0	259,399,664	100.0
	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
	Shinhan Capital	32,250,000	100.0	32,250,000	100.0
	Jeju Bank	9,692,369	62.4	9,692,369	62.4
	Shinhan Credit Information	600,000	100.0	600,000	100.0
	Shinhan PE	2,000,000	100.0	2,000,000	100.0
	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
	Shinhan Macquarie	102,000	51.0	102,000	51.0
	SHC Management	1,200,000	100.0	71,777,256	100.0
Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	529	0.0	529	0.0

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

The Company maintains its accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements.

Certain information included in the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying non-consolidated financial statements.

The accompanying non-consolidated financial statements include only the accounts of the Company, and do not include the accounts of any of its subsidiaries.

(b)	Basis of Financial Statements Translation

The non-consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~1,043.4 to US$1, the basic exchange rate on June 30, 2008. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2008, the Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 15 “Equity Method — Revised”, No. 16 “Income Tax Accounts — Revised”, and authoritative interpretation “Consolidation of the Joint-Venture Investee Company” from Financial Services Commission dated April 24, 2008. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the non-consolidated financial statements both as of and for the six month period ended June 30, 2008 and as of and for the year ended December 31, 2007. Certain accounts of the non-consolidated financial statements as of and for the period ended December 31, 2007 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in an increase in the capital surplus and retained earnings by ~~W~~383,773 million and ~~W~~196,869 million and decrease in the capital adjustments and accumulated other comprehensive income by W413,189 million and ~~W~~167,453 million, respectively. In addition, due to the retrospective adoption of the revised standard, capital surplus, retained earnings, capital adjustment and accumulated other comprehensive income as of January 1, 2007 in the non-consolidated statement of changes in stockholders’ equity increased by ~~W~~206,154 million and ~~W~~196,869 million and decreased by ~~W~~328,121 million and ~~W~~74,902 million, respectively, and for the six month period ended June 30, 2007, capital surplus increased by ~~W~~339,123 million and and capital adjustment and accumulated other comprehensive income decreased by ~~W~~2,425 million and ~~W~~336,698 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(d)	Allowance for Loan Losses

In estimating the allowance for loan losses, the Company records the greater amount resulting from the provisioning methods based on an analysis of individual accounts or per Financial Supervisory Services (FSS) guidelines.

(e)	Investments in Associates, Subsidiaries and Joint Ventures

Associates are all entities over which the Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying a shareholding of over 20 per cent of the voting rights. Subsidiaries are entities controlled by the Company. Joint ventures are those entities or assets over whose activities the Company has joint control.

Investments in associates and subsidiaries are accounted for using the equity method of accounting and are initially recognized at cost.

The Company’s investments in associates and subsidiaries include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate, subsidiary or joint venture over the Company’s share of the fair value of the identifiable net assets acquired. Goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of goodwill is recorded together with equity from earnings (loss) of associates, subsidiaries and joint venture.

Prior to 2008, the difference between the acquisition cost of minority interest in subsidiaries and the value of net asset acquired and gain(loss) from disposition of treasury stock by subsidiaries were accounted as a component of accumulated other comprehensive income. However, according to the SKAS No. 15 Equity Method (Revised) effective January 1, 2008, the amounts are retrospectively reclassified to capital surplus or capital adjustment as appropriate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Company reviews goodwill for impairment and records any impairment loss immediately in the non-consolidated statement of income.

The Company’s share of its post-acquisition profits or losses in investments in associates and subsidiaries is recognized in the non-consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate, subsidiary or joint venture are recognized when the associate or subsidiary declares the dividend. When the Company’s share of losses in an associate, subsidiary or joint venture equals or exceeds its interest in the associate or subsidiary, including preferred stock or other long term loans and receivables issued by the associate, subsidiary or joint venture, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate or subsidiary.

Unrealized gains on transactions between the Company and its associates, subsidiaries or joint ventures are eliminated to the extent of the Company’s interest in each associate, subsidiary or joint venture.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Property and Equipment

Property and equipment are stated at cost. Assets acquired through exchange, investment in kind or donation are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the estimated useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	”	”
Leasehold improvement	Straight-line	”
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(g)	Intangible Assets

Intangible assets comprise of software and are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized using the straight-line method over five years.

(h)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value and issuance price of debentures, is amortized using the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(j)	Translation of Foreign Currency Denominated Assets and Liabilities

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate ruling at the date of the transaction.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(k)	Retirement and Severance Benefits

Employees who have been with the Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Company. The Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying non-consolidated balance sheets. A portion of the liability is covered by an employees’ severance benefits trust where the employees have a vested interest in the deposit with the insurance company (or the bank) in trust. The deposit for severance benefits held in trust is, therefore, reflected in the accompanying non-consolidated balance sheets as a reduction of the liability for retirement and severance benefits.

(l)	Share-Based Payments

The Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest. For cash-settled share-based payment transactions, the Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(m)	Interest income

Interest income on bank deposits and loans is recognized on an accrual basis, except for interest income on loans that are overdue. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received.

(n)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the non-consolidated financial statements and related notes to non-consolidated financial statements. Actual results could differ from those estimates.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(3)	Equity Method Investment Securities

Details of equity method investment securities as of June 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008
							Accumulated
			Acquisition	Equity			other
	Beginning		(dividend),	method	Capital	Capital	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	adjustments	income	earnings	balance
Shinhan Bank	~~W~~	11,620,851	(406,516)	847,565	—	(191)	(369,980)	6,022	11,697,751
Shinhan Card (formerly LG Card Co., Ltd.)		8,050,796	(710,055)	433,667	(78,391)	—	76,888	—	7,772,905
Good Morning Shinhan Securities		1,696,710	—	100,925	—	—	(3,298)	—	1,794,337
Shinhan Life Insurance		815,188	(30,000)	43,974	—	(24)	(5,583)	—	823,555
Shinhan Capital		321,340	9,240	42,024	3,123	—	(415)	—	375,312
Jeju Bank		77,689	—	6,139	—	(7)	(62)	—	83,759
Shinhan Credit Information		12,365	—	1,080	—	—	—	—	13,442
Shinhan PE		10,631	—	(500)	—	(49)	60	—	10,145
Shinhan BNP Paribas ITMC		30,841	(11,600)	8,275	—	—	—	—	27,516
SH&C Life Insurance		17,025	—	(656)	—	—	(266)	—	16,103
Shinhan Macquarie		3,534	(410)	(3,124)	—	—	—	—	—
SHC Management (formerly Shinhan Card Co., Ltd.)		1,086,650	(1,094,800)	18,333	75,268	—	—	—	85,451

	~~W~~	23,743,620	(2,244,141)	1,497,702	—	(271)	(302,656)	6,022	22,700,276

The market value of Jeju Bank shares owned by the Company was W113,401 million as of June 30, 2008 based on the quoted market price (W11,700 per share) at that date.
Changes in (negative) goodwill for the quarter ended June 30, 2008 were as follows:

	(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	592,511	—	30,647	561,864
Shinhan Card (formerly LG Card Co., Ltd.)		3,964,404	(9,240)	154,181	3,800,983
Good Morning Shinhan Securities		76,522	—	8,502	68,020
Shinhan Life Insurance		330,939	—	20,901	310,038
Shinhan Capital		—	9,240	360	8,880
Jeju Bank		(2,915)	—	(343)	(2,572)

	~~W~~	4,961,461	—	214,248	4,747,213

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(3)	Equity Method Investment Securities, Continued

	(in millions of Won)
	2007
							Accumulated
			Acquisition	Equity		Capital	other
	Beginning		(dividend),	method	Capital	adjustments	comprehensive	Retained	Ending
Investees	balance		net	gain (loss)	surplus	(*)	Income	earnings	balance
Shinhan Bank	~~W~~	9,724,729	(435,944)	1,887,570	177,619	5,237	259,113	2,527	11,620,851
Shinhan Card (formerly LG Card Co., Ltd.)		—	8,410,311	290,591	(441,314)	(248,886)	40,064	—	8,050,796
Good Morning Shinhan Securities		979,853	506,556	151,602	—	(2,425)	61,124	—	1,696,710
Shinhan Life Insurance		793,204	(30,000)	79,758	—	—	(27,774)	—	815,188
Shinhan Capital		187,782	84,688	49,282	—	(498)	86	—	321,340
Jeju Bank		69,316	—	9,707	—	—	(1,334)	—	77,689
Shinhan Credit Information		10,255	—	2,110	—	—	—	—	12,365
Shinhan PE		10,492	—	199	—	—	(60)	—	10,631
Shinhan BNP Paribas ITMC		24,790	(4,600)	10,650	—	—	1	—	30,841
SH&C Life Insurance		17,612	—	13	—	—	(600)	—	17,025
Shinhan Macquarie		29	(315)	3,820	—	—	—	—	3,534
SHC Management (formerly Shinhan Card Co., Ltd.)		957,830	(444,086)	146,809	441,314	—	(15,217)	—	1,086,650

	~~W~~	12,775,892	8,086,610	2,632,111	177,619	(246,572)	315,433	2,527	23,743,620

(*)	The difference between the acquisition cost of minority interest and the value of net asset acquired in the amount of W248,858 million is included in Shinhan Card.
The market value of Jeju Bank shares owned by the Company was W76,570 million as of December 31, 2007 based on the quoted market price (W7,900 per share) at that date.
Changes in (negative) goodwill for the year ended December 31, 2007 were as follows:

	(in millions of Won)
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	61,294	592,511
Shinhan Card (formerly LG Card Co., Ltd.)		—	4,198,412	234,008	3,964,404
Good Morning Shinhan Securities		93,526	—	17,004	76,522
Shinhan Life Insurance		372,742	—	41,803	330,939
Jeju Bank		(3,600)	—	(685)	(2,915)
SHC Management (formerly Shinhan Card Co., Ltd.)		320,572	(298,032)	22,540	—

	~~W~~	1,437,045	3,900,380	375,964	4,961,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(4)	Acquisition of LG Card Co., Ltd. (“LG Card”)

(a) On March 19, 2007, the Company acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer and LG Card became a subsidiary of the Company on March 23, 2007. The Company applied purchase method of accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and the period ended March 19, 2007 were as follows:

			(in millions of Won)
			March 19, 2007,
	December 31, 2006		acquisition date
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity		3,020,570	3,892,059

Operating revenue		2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

Additionally, the Company acquired 9,624,218 shares (7.68%) at ~~W~~ 46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in the Company to one LG Card share, on September 21, 2007. The Company reflected the difference between the acquisition cost and the additional net asset value in LG Card as other comprehensive income. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.
(b) Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007	~~W~~	6,683,743
Fair value of net assets		3,030,612

Goodwill		3,653,131
Unamortized goodwill transferred from Shinhan Bank relating to LG Card (*1)		247,249

	~~W~~	3,900,380

(*1)	On July 3, 2007, the Company acquired LG Card shares held by Shinhan Bank and recorded the unamortized goodwill by Shinhan Bank at acquisition date at its carrying amount.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(5)	Loans

(a) Loans as of June 30, 2008 and December 31, 2007 consisted of the following:

			(in millions of Won)
	2008		2007
Loans in Won	~~W~~	2,055,000	1,415,000
Less: allowance for loan losses		(10,275)	(7,075)

	~~W~~	2,044,725	1,407,925

(b) Detail of loans in Won as of June 30, 2008 and December 31, 2007 were as follows:

				(in millions of Won)
	2008			2007
	Interest			Interest
Borrower	rate (%)	Amount		rate (%)	Amount
Shinhan Card	5.41~6.86	~~W~~	980,000	5.23~6.86	~~W~~	650,000
Shinhan Capital	4.33~6.83		900,000	4.33~6.83		590,000
Good Morning Shinhan Securities	5.25~5.64		170,000	5.25~5.64		170,000
Shinhan PE	5.98		5,000	5.51		5,000

		~~W~~	2,055,000		~~W~~	1,415,000

Allowance for loan losses			(10,275)			(7,075)

		~~W~~	2,044,725		~~W~~	1,407,925

(c) The maturities of loans as of June 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	20,000	80,000
Due after three months through six months		40,000	85,000
Due after six months through 12 months		475,000	60,000
Due after one year through three years		1,070,000	790,000
Thereafter		450,000	400,000

	~~W~~	2,055,000	1,415,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(6)	Property and Equipment

Property and equipment as of June 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007

Property and equipment:
Vehicles	~~W~~	171	171
Furniture and fixtures		1,538	1,467
Leasehold improvements		3,107	1,823

		4,816	3,461
Less: accumulated depreciation		(3,169)	(2,933)

	~~W~~	1,647	528

(7)	Other Assets

Other assets as of June 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Security deposits paid	~~W~~	9,982	10,068
Software		914	1,016
Account receivables		12,010	—
Accrued interest income (note 11)		15,042	8,415
Advance payments		10	10
Prepaid expenses		408	17,060
Prepaid income taxes		—	3,651
Other		3,824	3,241

	~~W~~	42,190	43,461

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(8)	Borrowings

(a) Details of borrowings in Won as of June 30, 2008 and December 31, 2007 were as follows:

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008		2007

October 29, 2007	February 25, 2008	6.00	~~W~~	—	15,000
December 21, 2007	February 25, 2008	5.98		—	5,000
December 21, 2007	January 2, 2008	6.43		—	25,000
December 21, 2007	January 2, 2008	6.43		—	25,000
December 27, 2007	January 2, 2008	6.38		—	15,000
June 5, 2007	April 1, 2008	5.29		—	100,000
June 11, 2007	April 1, 2008	5.29		—	230,000
June 28, 2007	April 1, 2008	5.29		—	300,000
June 28, 2007	June 27, 2008	5.31		—	5,000
August 23, 2007	July 1, 2008	5.53		20,000	20,000
September 27, 2007	January 2, 2008	5.60		—	35,000
September 27, 2007	April 1, 2008	5.70		—	50,000
September 27, 2007	July 1, 2008	5.75		70,000	70,000
September 28, 2007	January 2, 2008	5.60		—	45,000
September 28, 2007	April 1, 2008	5.70		—	50,000
September 28, 2007	July 1, 2008	5.75		30,000	30,000
November 23, 2007	April 1, 2008	5.83		—	150,000
December 18, 2007	April 1, 2008	6.50		—	25,000
December 20, 2007	April 1, 2008	6.50		—	25,000
December 20, 2007	April 1, 2008	6.53		—	20,000
December 21, 2007	April 1, 2008	6.50		—	15,000
June 27, 2008	June 26, 2009	5.98		5,000	—

			~~W~~	125,000	1,255,000

(b) The maturities of borrowings as of June 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	120,000	80,000
Due after three months through six months		—	1,035,000
Due after six months through 12 months		5,000	120,000
Due after one year through three years		—	20,000

	~~W~~	125,000	1,255,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(9) Debentures
     (a) Debentures as of June 30, 2008 and December 31, 2007 consisted of the following:

			(in millions of Won)
	Won
	2008		2007
Debentures in Won	~~W~~	6,640,000	6,050,000
Less: discount on debentures		(12,388)	(11,747)

	~~W~~	6,627,612	6,038,253

     (b) Details of debentures as of June 30, 2008 and December 31, 2007 were as follows:

			(in millions of Won)
Issue date	Maturity date	Interest rate (%)	2008	2007

Unsecured debentures in Won:
June 24, 2003	June 24, 2008	5.69	—	30,000
July 24, 2003	July 24, 2008	5.87	20,000	20,000
March 24, 2004	March 24, 2009	5.11	20,000	20,000
June 25, 2004	June 25, 2009	4.93	50,000	50,000
July 8, 2004	July 8, 2009	4.81	100,000	100,000
January 31, 2005	January 31, 2008	4.21	—	30,000
January 31, 2005	January 31, 2010	4.59	70,000	70,000
March 18, 2005	March 18, 2008	4.23	—	50,000
May 9, 2005	May 9, 2008	3.99	—	50,000
June 29, 2005	June 29, 2008	4.01	—	50,000
June 29, 2005	June 29, 2010	4.28	150,000	150,000
September 14, 2005	September 14, 2008	4.77	70,000	70,000
September 14, 2005	September 14, 2010	5.18	110,000	110,000
December 16, 2005	December 16, 2008	5.34	40,000	40,000
December 16, 2005	December 16, 2010	5.65	60,000	60,000
January 24, 2006	January 24, 2009	5.24	100,000	100,000
February 27, 2006	February 27, 2009	5.07	100,000	100,000
April 24, 2006	April 24, 2009	5.09	200,000	200,000
June 28, 2006	June 28, 2009	5.25	220,000	220,000
June 28, 2006	June 28, 2011	5.42	130,000	130,000
June 28, 2006	June 28, 2013	5.52	50,000	50,000
June 29, 2006	September 29, 2009	5.24	100,000	100,000
June 29, 2006	September 29, 2009	5.32	100,000	100,000
July 31, 2006	July 31, 2011	5.16	100,000	100,000

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(9) Debentures, Continued
(in millions of Won)

Issue date	Maturity date	Interest rate (%)	2008		2007

September 26, 2006	September 26, 2009	4.81		50,000	50,000
September 26, 2006	September 26, 2011	4.91		50,000	50,000
November 29, 2006	November 29, 2009	4.99		250,000	250,000
November 29, 2006	November 29, 2011	5.06		100,000	100,000
November 29, 2006	November 29, 2013	5.16		150,000	150,000
December 27, 2006	December 27, 2009	5.05		250,000	250,000
December 27, 2006	December 27, 2011	5.17		100,000	100,000
December 27, 2006	December 27, 2013	5.24		150,000	150,000
December 22, 2006	December 22, 2008	5.35		100,000	100,000
January 24, 2007	January 23, 2009	5.33		300,000	300,000
January 25, 2007	January 25, 2010	5.25		250,000	250,000
January 25, 2007	January 25, 2012	5.29		100,000	100,000
January 25, 2007	January 25, 2014	5.40		150,000	150,000
February 23, 2007	February 23, 2010	5.09		250,000	250,000
February 23, 2007	February 23, 2012	5.12		100,000	100,000
February 23, 2007	February 23, 2014	5.27		150,000	150,000
April 13, 2007	April 13, 2010	5.24		50,000	50,000
April 13, 2007	April 13, 2012	5.28		50,000	50,000
May 9, 2007	May 9, 2010	5.31		100,000	100,000
May 9, 2007	May 9, 2012	5.35		100,000	100,000
June 8, 2007	June 8, 2010	5.48		200,000	200,000
June 8, 2007	June 8, 2012	5.54		250,000	250,000
June 8, 2007	June 8, 2014	5.58		100,000	100,000
September 27, 2007	September 27, 2009	5.52		350,000	350,000
September 27, 2007	September 27, 2010	5.91		100,000	100,000
Novermber 27, 2007	Novermber 27, 2010	6.24		50,000	50,000
Novermber 27, 2007	Novermber 27, 2012	6.33		100,000	100,000
December 18, 2007	December 18, 2010	6.69		50,000	50,000
December 18, 2007	December 18, 2012	6.78		50,000	50,000
January 23, 2008	January 23, 2011	6.46		150,000	—
January 23, 2008	January 23, 2013	6.51		50,000	—
February 21, 2008	February 21, 2011	5.51		150,000	—
March 12, 2008	March 12, 2011	5.71		250,000	—
June 27, 2008	June 27, 2011	6.41		200,000	—

				6,640,000	6,050,000
Discount on debentures				(12,388)	(11,747)

			~~W~~	6,627,612	6,038,253

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(9)  Debentures, Continued
      (c) The maturities of debentures as of June 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008		2007
Due in three months or less	~~W~~	90,000	80,000
Due after three months through six months		140,000	130,000
Due after six months through 12 months		990,000	230,000
Due after one year through three years		3,520,000	3,630,000
Thereafter		1,900,000	1,980,000

	~~W~~	6,640,000	6,050,000

(10)  Other Liabilities
       Other liabilities as of June 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Withholding taxes	~~W~~	6,355	355
Dividends payable		2,731	2,153
Accounts payable (note 11)		2,556	702
Accrued expenses		51,003	52,415
Unearned interest (note 11)		306	135

	~~W~~	62,951	55,760

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(11) Related Party Transactions
     (a) Details of transactions
Significant transactions with the related parties for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

					(in millions of Won)
		Three-month period			Six-month period
		ended June 30,			ended June 30,
Related party	Account	2008		2007	2008	2007

Shinhan Bank	Interest income	~~W~~	3,436	94	4,161	26,242
”	Royalty		45,871	—	45,871	—
Good Morning Shinhan Securities	Interest income		2,312	2,320	4,658	4,658
”	Royalty		4,325	—	4,325	—
Shinhan Card	Interest income		11,810	—	20,115	—
”	Royalty		9,499	—	9,499	—
SHC Management	Interest income		—	5,352	—	11,129
Shinhan Capital	Interest income		13,555	7,718	26,652	15,400
”	Royalty		683	—	683	—
Shinhan Life Insurance	Royalty		6,619	—	6,619	—
Jeju Bank	Royalty		485	—	485	—
SH Asset Management	Royalty		90	—	90	—
Shinhan PE	Interest income		69	2	138	2
”	Royalty		7	—	7	—
Shinhan BNP Paribas ITMC	Royalty		78	—	78	—
Shinhan Credit Information	Royalty		72	—	72	—
Shinhan Data System	Royalty		47	—	47	—

		~~W~~	98,958	15,486	123,500	57,431

Shinhan Bank	Rental expense	~~W~~	174	1	377	36

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(11)	Related Party Transactions, Continued
(b)	Account balances

Significant balances with the related parties as of June 30, 2008 and December 31, 2007 were as follows:

			(In millions of Won)
Creditor	Debtor	Account	2008		2007
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	206,707	1,910
”	”	Security deposits paid		9,982	9,915
”	”	Accrued interest income		2,976	5
”	”	Deposit for severance benefit		930	1,189
	Good Morning
”	Shinhan Securities	Loans in Won		170,000	170,000
”	”	Accrued interest income		1,569	1,569
”	Shinhan Card	Loans in Won		980,000	650,000
”	”	Accrued interest income		5,450	4,021
”	Shinhan Capital	Loans in Won		900,000	590,000
”	”	Accrued interest income		4,970	2,820
”	Shinhan PE	Loans in Won		5,000	5,000
”	Shinhan BNP Paribas ITMC	Accrued interest income		78	—

			~~W~~	2,287,662	1,436,429

Shinhan Card (formerly LG Card Co., Ltd.)	Shinhan Financial Group	Accounts payable		135	156
Shinhan PE	”	Unearned interest		306	135

			~~W~~	441	291

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(11)	Related Party Transactions, Continued
(c)	Compensation of key management personnel for the six-month periods ended June 30, 2008 and 2007 was as follows:
(in millions of Won)

	2008		2007
Salaries	~~W~~	3,416	2,549
Share-based payment		(3,102)	12,576
Performance compensation		1,864	862

	~~W~~	2,178	15,987

(12)	Commitments and Contingencies

As of June 30, 2008, the Company was involved in one pending lawsuit as a defendant. The details of the lawsuit are as follows:
(in millions of Won)

Plaintiff	Description	Claim Amount		Status
Korea Deposit Insurance Corporation	Claim for earn-out payment relating to acquisition of Chohung Bank	~~W~~	5,000	Pending in Seoul Central District Court

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(13)	Capital Stock
(a)	As of June 30, 2008 and December 31, 2007, details of preferred stock issued by the Company were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period

Redeemable preferred stock:
Series 3	9,316,792	4.04	August 19, 2006 — August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 — August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 — August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 — August 18, 2008
Series 8	66,666	7.86	July 19, 2010 — August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 — January 25, 2027

	59,440,377
Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 — January 25, 2027

	74,161,377

(*)	Based on issue price

(**)	The Company maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period.

(***)	Details with respect to the conversion right of the Company are as follows:
Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : ~~W~~57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Additionally, Series 2 of redeemable preferred stocks of 9,316,792 shares were redeemed on August 20, 2007 for ~~W~~172,812 million. Therefore, capital stock amount differs from the total par value of outstanding capital stock.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(13)	Capital Stock, Continued
(b)	Details of changes in capital stock for the six-month period ended June 30, 2008 and the year ended December 31, 2007 were as follows:
(in millions of Won, except shares)

	Number of	Capital		Preferred
	shares	stock		stock
Balance at January 1, 2007	421,334,783		1,907,838	262,920
Issuance of preferred stock	43,711,000		—	218,555
Redemption of redeemable preferred stock	(9,316,792)		—	—
Acquisition of LG Card Co., Ltd. through share exchange	14,631,973		73,160	—

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475

Balance at June 30, 2008	470,360,964	~~W~~	1,980,998	481,475

(c)	Details of preferred stock to be redeemed by appropriation of retained earnings as of June 30, 2008 were as follows:
(in millions of Won, except shares and price per share)

			Redemption
	Number of		price		Redemption
June 30, 2008	shares	Redemption date	per share		amount
Series 3 redeemable preferred stock	9,316,792	August 18, 2008	~~W~~	18,548	~~W~~	172,812
Series 7 redeemable preferred stock	2,433,334	August 18, 2008		150,006		365,014

	11,750,126				~~W~~	537,826

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(14) Retained Earnings
     Retained earnings as of June 30, 2008 and December 31, 2007 consisted of the following:

			(in millions of Won)
	2008		2007
Legal reserve	~~W~~	819,838	580,200
Other reserve		537,826	—
Retained earnings before appropriation		4,858,231	4,838,483

	~~W~~	6,215,895	5,418,683

The Korean Financial Holding Company Act requires the Company to appropriate a minimum of 10% of annual net income as legal reserve whenever dividends are paid until such reserve equals its paid-in capital. This reserve is not available for payment of cash dividends. However, subject to the stockholders’ approval, it may be transferred to common stock in connection with stock dividends or used to reduce any accumulated deficit.
(15) Share-Based Payments
     (a)    Details of cash-settled share-based payments granted as of June 30, 2008 were as follows:

	1st grant	2nd grant	3rd grant	4th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006
Number of shares granted	1,004,200	1,156,300	1,301,600	2,695,200
Vesting period	Within four	Within four	Within three	Within four
	years after	years after	years after	years after
	two years	two years	two years	three years
	from grant date	from grant date	from grant date	from grant date
Changes in number of shares granted:
Balance at January 1, 2008	607,065	723,613	1,141,423	2,381,090
Exercised or canceled	607,065	349,901	471,330	138,539
Balance at June 30, 2008	—	373,712	670,093	2,242,551
Exercisable at June 30, 2008	—	373,712	670,093	2,242,551

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(15) Share-Based Payment, Continued
(b)	Details of share-based payment with the choice of settlement by the Company as of June 30, 2008 were as follows:

	5th grant	6th grant	7th grant
Grant date	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in Won	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	3,296,200	1,301,050	808,700
Vesting period	Within four	Within four	Within four
	years after	years after	years after
	three years	three years	three years
	from grant date	from grant date	from grant date

Terms:
Service period	Two years from	Two years from	Two years from
	grant date	grant date	grant date

Market performance
Management	Increase rate of	Increase rate of	Increase rate of
	stock price and	stock price and	stock price and
	target ROE	target ROE	target ROE

Employee	Net income for	Achievement of	—
	three years	annual target ROE
for three
consecutive years

Changes in number of shares granted:
Outstanding at January 1, 2008	3,098,069	1,301,050	—
Granted	—	—	808,700
Canceled or forfeited	332,990	145,154	—
Exercised	—	—	—
Outstanding at June 30, 2008	2,765,079	1,155,896	808,700
Exercisable at June 30, 2008	—	—	—

Assumptions used to determine the fair value of options:
Risk-free interest rate		5.73%	5.81%
Expected exercise period		3.72 years	4.72 years
Expected stock price volatility		30.56%	33.77%
Expected dividend yield		2.62%	2.62%
Weighted average fair value		Management : ~~W~~8,047
		Employee : ~~W~~8,611	Management : ~~W~~11,459
The Company has the option to cash or equity settle in respect to share-based payments. For fifth grant, the Company recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth and seventh grant, pursuant to newly applied SKAS No. 22, the Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(15) Share-Based Payments, Continued
The fair value of options with performance conditions is calculated using the Monte Carlo simulation and Partial Differential Equation (PDE) Solution model. Effective January 1, 2008, the Company modified its valuation model for options with market conditions (based on return on equity) from the Black-Scholes model to the PDE Solution Model for a more reasonable measurement of fair value of options with market conditions. In addition, in estimating weighted-average volatility, the Company applied the average volatility based on individual stock price. The Company applied these changes in methodology prospectively as it is considered a change of accounting estimate.
(c)	Changes in stock compensation costs for the six-month period ended June 30, 2008 were as follows:

			(in millions of Won)
		Employee of
		Shinhan
Stock options		Financial
granted	Stock compensation cost	Group		Subsidiaries	Total
1st	Recorded at beginning of the year	~~W~~	5,401	20,553	25,954
	Incurred during the year		32	(77)	(45)
	To be recorded in subsequent years		—	—	—

2nd	Recorded at beginning of the year		8,040	29,269	37,309
	Incurred during the year		(247)	(1,810)	(2,057)
	To be recorded in subsequent years		—	—	—

3rd	Recorded at beginning of the year		9,526	29,926	39,452
	Incurred during the year		(501)	(3,001)	(3,502)
	To be recorded in subsequent years		—	—	—

4th	Recorded at beginning of the year		9,138	51,232	60,370
	Incurred during the year		(1,848)	(9,762)	(11,610)
	To be recorded in subsequent years		—	—	—

5th	Recorded at beginning of the year		5,984	30,911	36,895
	Incurred during the year		(1,715)	(8,861)	(10,576)
	To be recorded in subsequent years		—	—	—

6th	Recorded at beginning of the year		586	2,965	3,551
	Incurred during the year		463	2,382	2,845
	To be recorded in subsequent years		602	2,480	3,082

7th	Recorded at beginning of the year		—	—	—
	Incurred during the year		265	1,203	1,468
	To be recorded in subsequent years		1,594	6,205	7,799

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(16) General and Administrative Expenses
Details of general and administrative expenses for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:
(in millions of Won)

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2008		2007	2008	2007
Salaries	~~W~~	3,560	12,664	6,761	22,154
Provision for retirement and severance benefits		222	15	252	424
Other employee benefits		624	203	967	586
Rental		303	154	598	206
Entertainment		217	248	441	473
Depreciation		139	101	236	193
Amortization		125	75	148	151
Taxes and dues		35	76	118	157
Advertising		5,466	21	6,965	24
Fees and commission		1,465	1,305	4,388	4,480
Other		1,354	602	4,793	1,331

	~~W~~	13,510	15,464	25,667	30,179

(17) Income Taxes
(a)	The Company is subject to income taxes based on taxable income, which result in a nominal tax rate of 27.5%. For the six-month period ended June 30, 2007, the Company recognized ~~W~~22,662 million of income tax benefits, resulting from the reversal of income tax for the years ended December 31, 2003 and 2004. Also, for the six-month period ended June 30, 2008, the Company did not recognize any income tax expense.

(b)	The reconciliation of income for financial reporting purposes and taxable income for the six-month periods ended June 30, 2008 and 2007 were as follows:
(in millions of Won)

	2008		2007
Net income before income tax expense	~~W~~	1,411,632	1,623,779
Permanent difference		(1,896,618)	(97,703)
Temporary difference		489,314	(1,604,809)
Decrease in tax loss carryforwards		(4,328)	—

Net loss for tax purposes	~~W~~	—	(78,733)

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(17) Income Taxes, Continued
(c)	Changes in significant accumulated temporary differences and tax effects for the six-month periods ended June 30, 2008 and 2007 were as follows:
(in millions of Won)

	2008
	Beginning				Ending
	balance		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(6,196,693)	1,995,890	1,503,724	(5,704,527)
Retirement and severance benefits		1,508	—	259	1,249
Accrued expenses		23,935	1,864	4,715	21,084
Deposit for severance benefit insurance		(1,189)	—	(259)	(930)

Total temporary differences		(6,172,439)	1,997,754	1,508,439	(5,698,148)

Unrealizable temporary differences (*1)		6,189,425			5,698,148

Net temporary differences	~~W~~	16,986			15,023

Tax effects of temporary differences		4,671			4,132

Tax effects of tax loss carryforwards		65,803			64,630

Net tax effects	~~W~~	70,474			68,762

Tax effects recorded in non-consolidated financial statements	~~W~~	—			—

(*1)	Unrealizable temporary differences as of June 30, 2008 represents temporary differences related to certain dividend income from equity method investment securities of ~~W~~5,704,527 million less realizable portion of ~~W~~6,379 million.
The net tax effects of ~~W~~68,762 million as of June 30, 2008 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(17) Income Taxes, Continued
(in millions of Won)

	2007
	Beginning				Ending
	balance (*1)		Increase	Decrease	balance
Temporary differences:

Equity method investment securities	~~W~~	(3,805,978)	(2,103,816)	(497,793)	(5,412,001)
Retirement and severance benefits		1,209	354	289	1,274
Deposit for severance benefit insurance		(1,209)	(27)	(289)	(947)
Stock options		44,491	—	44,491	—
Other		(21,756)	7,471	(37,907)	23,622

Total temporary differences		(3,783,243)	(2,096,018)	(491,209)	(5,388,052)

Unrealizable temporary differences (*2)		3,794,399			5,387,441

Net temporary differences	~~W~~	11,156			(611)

Tax effects of temporary differences		3,068			(168)

Tax effects of tax loss carryforwards		20,509			35,929

Net tax effects	~~W~~	23,577			35,761

Tax effects recorded in financial statements	~~W~~	—			—

(*1)	Amount resulting from prior year tax return is reflected in the current period.

(*2)	Unrealizable temporary differences as of June 30, 2007 could be explained by ~~W~~5,387,441 million which was derived by deducting the realizable amount of ~~W~~24,561 million out of temporary differences related to equity method of ~~W~~5,412,001 million.
     The net tax effects of ~~W~~35,761 million as of June 30, 2007 were not recognized as deferred tax assets due to uncertainty in realization.

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(17) Income Taxes, Continued
(d)	Deductible temporary differences and the carryforward of unused tax losses in respect of which deferred tax assets have not been recognized as of June 30, 2008 were as follows:
(in millions of Won)

	Amount		Maturity date
Unused tax losses:
For the year ended December 31, 2005	~~W~~	14,339	2010
For the year ended December 31, 2006		55,913	2011
For the year ended December 31, 2007		164,767	2012

		235,019

Temporary differences:
Retirement and severance benefits		1,249	—
Accrued expenses		21,084	2009

		22,333

		257,352

(e)	Taxable temporary differences in respect of which deferred tax liabilities have not been recognized as of June 30, 2008 and 2007 were as follows:
(in millions of Won)

	2008		2007

Investments in subsidiaries	~~W~~	5,704,527	5,412,001
Deposit for severance benefit insurance		930	947

		5,705,457	5,412,948

(f)	Effective income tax rate for the six-month periods ended June 30, 2008 and 2007 were as follows:
(in millions of Won, except tax rate)

	2008		2007
Net income before income tax benefit	~~W~~	1,411,632	1,623,779
Income tax benefit		—	(22,662)

Effective income tax rate (%)		0.00%	(1.40)%

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(18) Earnings Per Share
(a)	Earnings per share
Earnings per common share is calculated by dividing net income less preferred stock dividend requirement by the weighted average number of shares of common stock outstanding. The Company’s earnings per share for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

			(in millions of Won, except per share)

	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2008		2007	2008	2007

Net income for period	~~W~~	791,277	686,596	1,411,632	1,646,441
Less: dividends on preferred stock		69,375	71,262	138,750	125,947

Net income available for common stock		721,902	615,334	1,272,882	1,520,494
Weighted average number of common shares outstanding		396,199,058	376,876,963	396,199,058	375,667,531

Earnings per share in Won	~~W~~	1,822	1,633	3,213	4,047

(*1)	Weighted average number of common shares outstanding for the three-month and six-month periods ended June 30, 2008 were as follows:

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at April 1, 2008	396,199,587	91	36,054,162,417
Treasury stocks	(529)	91	(48,139)

Outstanding at June 30, 2008	396,199,058		36,054,114,278

			91

Weighted average number of common shares			396,199,058

	2008
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2008	396,199,587	182	72,108,324,834
Treasury stocks	(529)	182	(96,278)

Outstanding at June 30, 2008	396,199,058		72,108,228,556

			182

Weighted average number of common shares			396,199,058

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(18) Earnings Per Share, Continued
(b)	Diluted earnings per share

Details of diluted earnings per share due to dilutive effect for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

	(in millions of Won, except per share)
	Three-month period			Six-month period
	ended June 30,			ended June 30,
	2008		2007	2008	2007

Ordinary income available for common stock	~~W~~	721,902	615,334	1,272,882	1,520,494
Add: dividends on redeemable convertible preferred stock		6,876	6,895	13,753	11,820

Diluted net earnings		728,778	622,229	1,286,635	1,532,314
Weighted average number of common shares outstanding		411,341,778	392,517,420	426,926,020	389,215,439

Diluted earnings per share in Won	~~W~~	1,772	1,585	3,014	3,937

(c)	Exercisable stock options, excluded in calculating earnings per share

		Number of shares
	Exercisable period	exercisable
Stock options	March 21, 2010 — March 20, 2014	1,155,896
Stock options	March 20, 2011 — March 19, 2015	808,700

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(19) Accumulated Other Comprehensive Income
(a)	Accumulated other comprehensive income as of June 30, 2008 and December 31, 2007 consisted of the following:

	(in millions of Won)
	2008		2007
Unrealized holding gain on equity method investment securities	~~W~~	1,182,808	1,497,760
Unrealized holding loss from equity method investment securities		(8,203)	(20,498)

	~~W~~	1,174,605	1,477,262

     (b) Comprehensive income for the six-month periods ended June 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Net income	~~W~~	1,411,632	1,646,441
Other comprehensive income
Unrealized holding gain on equity method investment securities		(314,952)	37,746
Unrealized holding loss from equity method investment securities		12,295	9,001

Comprehensive income	~~W~~	1,108,975	1,693,188

(20) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows or the six-month periods ended June 30, 2008 and 2007 were as follows:

	(in millions of Won)
	2008		2007
Changes in unrealized holding gain (loss) on equity method investment securities due to application of the equity method	~~W~~	302,657	46,747
Changes in retained earnings due to application of the equity method		6,022	233
Retained earnings appropriated as legal reserve		1,397,906	356,084
Dividends declared not yet paid on equity method investment of securities		12,010	315
Reclassification of payment for acquisition of LG Card from advance payment to equity method investment securities		—	391,666

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(21) Condensed Financial Statements of Subsidiaries
(a)	Balance sheets

The condensed balance sheets of subsidiaries as of June 30, 2008 and December 31, 2007 were as follows:

	(in millions of Won)
	2008
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	194,400,376	182,981,642	11,418,734
Shinhan Card (formerly LG Card Co., Ltd.)		17,255,400	13,271,572	3,983,828
Good Morning Shinhan Securities		7,121,976	5,429,461	1,692,515
Shinhan Life Insurance		7,961,238	7,414,367	546,871
Shinhan Capital		3,770,054	3,408,122	361,932
Jeju Bank		2,905,535	2,751,998	153,537
Shinhan Credit Information		16,641	3,196	13,445
Shinhan PE		15,332	5,213	10,119
Shinhan BNP Paribas ITMC		105,539	50,508	55,031
SH&C Life Insurance		1,440,876	1,387,807	53,069
Shinhan Macquarie		29,279	26,959	2,320
SHC Management (formerly Shinhan Card Co., Ltd.)		119,538	34,086	85,452

	~~W~~	235,141,784	216,764,931	18,376,853

	(in millions of Won)
	2007
				Total stockholders’
Subsidiaries	Total assets		Total liabilities	equity
Shinhan Bank	~~W~~	175,105,888	163,786,456	11,319,432
Shinhan Card (formerly LG Card Co., Ltd.)		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067
SHC Management (formerly Shinhan Card Co., Ltd.)		1,213,708	127,058	1,086,650

	~~W~~	214,538,995	195,332,828	19,206,167

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(21) Condensed Financial Statements of Subsidiaries, Continued
(b)	Statements of Income

Condensed statements of income of subsidiaries for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

	(in millions of Won)
	Six-month period ended June 30, 2008
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	15,954,726	14,749,253	1,205,473	1,155,574	867,318
Shinhan Card (formerly LG Card Co., Ltd.)		2,076,265	1,326,083	750,182	799,814	578,968
Good Morning Shinhan Securities		676,962	648,733	28,229	151,228	113,591
Shinhan Life Insurance		1,382,264	1,275,689	106,575	101,530	77,751
Shinhan Capital		255,409	201,199	54,210	55,391	40,835
Jeju Bank		101,073	88,246	12,827	12,782	9,205
Shinhan Credit Information		14,372	13,347	1,025	1,433	1,080
Shinhan PE		1,360	1,284	76	(476)	(500)
Shinhan BNP Paribas ITMC		55,902	33,077	22,825	22,824	16,549
SH&C Life Insurance		44,677	40,380	4,297	4,265	3,270
Shinhan Macquarie		10,444	19,225	(8,781)	(8,425)	(6,352)
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	1,564	7,648	25,439	18,333

	~~W~~	20,582,666	18,398,080	2,184,586	2,321,379	1,720,048

	(in millions of Won)
	Six-month period ended June 30, 2007
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank		8,537,446	6,468,984	2,068,462	2,104,479	1,537,840
Shinhan Card (formerly LG Card Co., Ltd.)		1,401,094	703,906	697,188	702,178	1,200,716
Good Morning Shinhan Securities		1,027,045	918,757	108,288	114,639	76,404
Shinhan Life Insurance		1,264,404	1,180,927	83,477	90,141	65,429
Shinhan Capital		130,207	106,127	24,080	29,215	22,179
Jeju Bank		93,054	86,947	6,107	6,176	4,555
Shinhan Credit Information		13,288	11,982	1,306	1,389	968
Shinhan PE		1,488	4,342	(2,854)	(2,823)	(2,913)
Shinhan BNP Paribas ITMC		23,840	13,654	10,186	10,284	7,464
SH&C Life Insurance		55,273	32,944	22,329	12,188	8,056
Shinhan Macquarie		14,637	12,635	2,002	2,073	1,385
SHC Management (formerly Shinhan Card Co., Ltd.)		530,015	374,274	155,741	154,030	111,243

	~~W~~	13,091,791	9,915,479	3,176,312	3,223,969	3,033,326

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(21) Condensed Financial Statements of Subsidiaries, Continued

(in millions of Won)
	Three month period ended June 30, 2008
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	7,201,996	6,519,693	682,303	640,751	493,965
Shinhan Card (formerly LG Card Co., Ltd.)		1,008,827	647,920	360,907	361,090	261,497
Good Morning Shinhan Securities		373,771	300,349	73,422	76,516	55,445
Shinhan Life Insurance		697,420	643,431	53,989	54,716	43,501
Shinhan Capital		124,903	91,525	33,378	33,946	24,353
Jeju Bank		52,049	43,764	8,285	8,278	5,948
Shinhan Credit Information		7,079	6,506	573	884	661
Shinhan PE		679	699	(20)	(473)	(475)
Shinhan BNP Paribas ITMC		28,440	16,547	11,893	11,893	8,623
SH&C Life Insurance		21,465	18,422	3,043	3,037	2,204
Shinhan Macquarie		157	5,637	(5,480)	(5,370)	(3,982)
SHC Management (formerly Shinhan Card Co., Ltd.)		—	213	(213)	1,654	1,191

	~~W~~	9,516,786	8,294,706	1,222,080	1,186,922	892,931

(in millions of Won)
	Three month period ended June 30, 2007
				Operating	Income before
Subsidiaries	Operating revenue		Operating expense	income	income tax	Net income
Shinhan Bank	~~W~~	1,966,794	1,039,351	927,443	969,267	710,011
Shinhan Card (formerly LG Card Co., Ltd.)		679,114	326,913	352,201	356,761	335,319
Good Morning Shinhan Securities		647,110	570,654	76,456	79,174	54,633
Shinhan Life Insurance		633,893	586,738	47,155	46,478	33,362
Shinhan Capital		69,517	59,776	9,741	15,030	11,844
Jeju Bank		46,135	49,287	(3,152)	(2,883)	(2,184)
Shinhan Credit Information		6,706	6,051	655	645	426
Shinhan PE		748	3,751	(3,003)	(2,994)	(3,045)
Shinhan BNP Paribas ITMC		13,265	7,765	5,500	5,589	4,067
SH&C Life Insurance		40,002	17,530	22,472	9,213	6,892
Shinhan Macquarie		1,115	3,326	(2,211)	(2,025)	(1,586)
SHC Management (formerly Shinhan Card Co., Ltd.)		277,195	198,696	78,499	78,748	57,033

	~~W~~	4,381,594	2,869,838	1,511,756	1,553,003	1,206,772

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(22) Funding and Operating Status of the Company and Subsidiaries
(a)	The funding status of the Company and its subsidiaries as of June 30, 2008 and December 31, 2007 were as follows:

(in millions of Won)
	2008
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	125,000	6,627,612	6,752,612
Shinhan Bank		112,615,204	18,812,540	31,792,680	163,220,424
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,525,968	7,965,593	10,491,561
Good Morning Shinhan Securities		964,786	4,213,498	—	5,178,284
Shinhan Capital		—	1,700,195	1,558,654	3,258,849
Jeju Bank		2,378,970	102,697	113,400	2,595,067
Shinhan PE		—	5,000	—	5,000

	~~W~~	115,958,960	27,484,898	48,057,939	191,501,797

(in millions of Won)
	2007
	Deposits		Borrowings	Debentures (*)	Total
Shinhan Financial Group	~~W~~	—	1,255,000	6,038,253	7,293,253
Shinhan Bank		104,021,898	17,226,283	28,170,916	149,419,097
Shinhan Card (formerly LG Card Co., Ltd.)		—	2,580,864	7,090,233	9,671,097
Good Morning Shinhan Securities		909,732	3,883,940	—	4,793,672
Shinhan Capital		—	1,268,917	1,247,474	2,516,391
Jeju Bank		2,253,942	90,335	113,400	2,457,677
Shinhan PE		—	5,000	—	5,000

	~~W~~	107,185,572	26,310,339	42,660,276	176,156,187

(*)	Net of discount on debentures

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(22) Funding and Operating Status of the Company and Subsidiaries, Continued
(b)	The operating status of the Company and subsidiaries as of June 30, 2008 and December 31, 2007 were as follows:
(in millions of Won)

	2008
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	2,044,725	22,700,276	500,100	25,245,101
Shinhan Bank		137,176,828	33,619,973	5,294,250	176,091,051
Shinhan Card (formerly LG Card Co., Ltd.)		14,445,060	300,214	1,341,696	16,086,970
Good Morning Shinhan Securities		1,180,201	4,148,847	1,214,724	6,543,772
Shinhan Life Insurance		2,254,587	2,970,049	543,939	5,768,575
Shinhan Capital		2,303,838	293,588	97,983	2,695,409
Jeju Bank		2,081,703	458,725	186,384	2,726,812
Shinhan Credit Information		—	—	4,272	4,272
Shinhan PE		—	10,983	3,277	14,260
Shinhan BNP Paribas ITMC		416	304	81,070	81,790
SH&C Life Insurance		1,424	74,023	11,729	87,176
Shinhan Macquarie		—	—	10,138	10,138
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	118,745	118,745

	~~W~~	161,488,782	64,576,982	9,408,307	235,474,071

(in millions of Won)

	2007
				Cash and due from
	Loans (*)		Securities	banks	Total
Shinhan Financial Group	~~W~~	1,407,925	23,743,620	131,994	25,283,539
Shinhan Bank		125,405,349	32,327,238	6,312,608	164,045,195
Shinhan Card (formerly LG Card Co., Ltd.)		13,689,029	263,697	40,410	13,993,136
Good Morning Shinhan Securities		1,181,158	4,051,822	809,776	6,042,756
Shinhan Life Insurance		1,996,505	2,894,479	548,233	5,439,217
Shinhan Capital		1,886,995	199,821	15,841	2,102,657
Jeju Bank		1,965,688	430,740	153,052	2,549,480
Shinhan Credit Information		—	—	3,334	3,334
Shinhan PE		—	11,480	3,461	14,941
Shinhan BNP Paribas ITMC		404	304	62,642	63,350
SH&C Life Insurance		926	67,945	129	69,000
Shinhan Macquarie		—	—	4,172	4,172
SHC Management (formerly Shinhan Card Co., Ltd.)		—	—	605,330	605,330

	~~W~~	147,533,979	63,991,146	8,690,982	220,216,107

(*)	Net of allowance for loan losses and present value discounts

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(22) Contribution by Subsidiaries to the Company’s Net Income
Effects on the Company’s net income due to the equity method for the three-month and six-month periods ended June 30, 2008 and 2007 were as follows:

	(in millions of Won, except ratio)
	Three-month period			Six-month period
	ended June 30, 2008			ended June 30, 2008
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:

Shinhan Bank	~~W~~	497,415	62.78	847,565	56.59
Shinhan Card (formerly LG Card Co., Ltd.)		188,904	23.85	433,667	28.96
Good Morning Shinhan Securities		51,048	6.44	100,925	6.74
Shinhan Life Insurance		22,861	2.89	43,974	2.94
Shinhan Capital		23,774	3.00	42,024	2.81
Jeju Bank		3,909	0.49	6,139	0.41
Shinhan Credit Information		661	0.08	1,080	0.07
Shinhan PE		(475)	(0.06)	(500)	(0.03)
Shinhan BNP Paribas ITMC		4,312	0.54	8,275	0.55
SH&C Life Insurance		(8)	0.00	(656)	(0.04)
Shinhan Macquarie		(1,250)	(0.16)	(3,124)	(0.21)
SHC Management (formerly Shinhan Card Co., Ltd.)		1,190	0.15	18,333	1.21

		792,341	100.00	1,497,702	100.00

Other income		102,576		129,575
Other expense		(103,640)		(215,645)

Net income for period	~~W~~	791,277		1,411,632

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(23) Contribution by Subsidiaries to the Company’s Net Income, Continued

	(in millions of Won, except ratio)
	Three-month period			Six-month period
	ended June 30, 2007			ended June 30, 2007
	Amount		Ratio (%)	Amount	Ratio (%)
Gain (loss) from equity method on:

Shinhan Bank	~~W~~	491,114	64.20	1,294,016	75.35
Shinhan Card (formerly LG Card Co., Ltd.)		142,382	18.61	197,196	11.48
Good Morning Shinhan Securities		50,277	6.57	61,139	3.56
Shinhan Life Insurance		21,202	2.77	39,929	2.33
Shinhan Capital		11,915	1.56	22,103	1.29
Jeju Bank		(1,167)	(0.15)	3,236	0.19
Shinhan Credit Information		426	0.06	968	0.06
Shinhan PE		(3,020)	(0.39)	(2,888)	(0.17)
Shinhan BNP Paribas ITMC		2,034	0.27	3,732	0.22
SH&C Life Insurance		1,087	0.14	1,159	0.07
Shinhan Macquarie		(792)	(0.10)	693	0.04
SHC Management (formerly Shinhan Card Co., Ltd.)		49,519	6.47	95,966	5.59

		764,977	100.00	1,717,249	100.00

Other income		17,712		102,103
Other expense		(96,093)		(172,911)

Net income for period	~~W~~	686,596		1,646,441

SHINHAN FINANCIAL GROUP CO., LTD.
Notes to Non-Consolidated Financial Statements
June 30, 2008
(Unaudited)
(23) Allowance for Loan Losses of the Company and Subsidiaries
Changes in the allowance for loan losses of the Company and its subsidiaries for the six-month period ended June 30, 2008 and the year ended December 31, 2007 were as follows:

	(in millions of Won)
	2008
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	7,075	3,200	10,275
Shinhan Bank		1,991,574	146,784	2,138,358
Shinhan Card (formerly LG Card Co., Ltd.)		947,737	(57,529)	890,208
Good Morning Shinhan Securities		36,237	(4,336)	31,901
Shinhan Life Insurance		21,380	3,200	24,580
Shinhan Capital		41,432	6,793	48,225
Jeju Bank		31,849	(4,908)	26,941
Shinhan BNP Paribas ITMC		101	(6)	95
SH&C Life Insurance		51	5	56
Shinhan Macquarie		85	17	102
SHC Management (formerly Shinhan Card Co., Ltd.)		9,212	(9,212)	—

	~~W~~	3,086,733	84,008	3,170,741

	(in millions of Won)
	2007
	Beginning		Increase	Ending
	balance		(decrease)	balance
Shinhan Financial Group	~~W~~	5,925	1,150	7,075
Shinhan Bank		1,706,730	284,844	1,991,574
Shinhan Card (formerly LG Card Co., Ltd.)		—	947,737	947,737
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
Shinhan Capital		31,340	10,092	41,432
Jeju Bank		26,313	5,536	31,849
Shinhan BNP Paribas ITMC		24	77	101
SH&C Life Insurance		44	7	51
Shinhan Macquarie		1	84	85
SHC Management (formerly Shinhan Card Co., Ltd.)		148,073	(138,861)	9,212

	~~W~~	1,967,777	1,118,956	3,086,733